Exhibit 21.1

Subsidiaries of the Registrant

Name of Entity	State or Other Jurisdiction of Organization
Prime Response, Inc.	Delaware
Chordiant Software International Ltd.	United Kingdom
Prime Response Securities Corporation	Delaware
Prime Response U.S., Inc.	Delaware
Chordiant Software International, Inc.	Delaware
OnDemand, Inc.	Delaware
Chordiant Software Europe Ltd.	United Kingdom
Chordiant Software Canada, Inc.	Canada
Chordiant Software International GmbH	Germany
Chordiant Software International Espana SL	Spain
Chordiant Software International B.V.	Netherlands